UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

 TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

The Talbots, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

874161102

(CUSIP Number)

Robert F. Wall, Esq.

Winston & Strawn LLP

35 W. Wacker Drive

Chicago, IL 60601

312-558-5699

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 15, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Item 1.	Security and Issuer

This statement constitutes Amendment No. 4 to the Schedule 13D relating to the Common Stock, par value $0.01 (the “Shares”), issued by The Talbots, Inc. (the “Issuer”), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission on August 1, 2011 (the “Initial Schedule 13D”), Amendment No. 1 to the Initial Schedule 13D filed on December 6, 2011, Amendment No. 2 to the Initial Schedule 13D filed on January 30, 2012 and Amendment No. 3 to the Initial Schedule 13D filed on May 7, 2012 on behalf of the Reporting Persons (as defined in the Initial Schedule 13D), to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 is hereby amended by adding the following:

On May 15, 2012, Sycamore Partners Management, L.L.C. (“Sycamore”) and the Issuer entered into an amendment to the Letter Agreement dated May 5, 2012 between the parties pursuant to which they agreed to extend the expiration of the exclusivity period provided for in the Letter Agreement from May 15, 2012 to May 22, 2012 (the “Extension Agreement”).

The foregoing description of the Extension Agreement is qualified in its entirety by reference to the full text of the Extension Agreement, a copy of which is attached hereto as Exhibit 4 and is incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended by adding the following:

On May 15, 2012, Sycamore and the Issuer entered into the Extension Agreement, a discussion of which is contained in Item 4 hereof and is incorporated into this Item 6 by reference.

Item 7.	Material to be Filed as Exhibits
Item 7 is hereby amended by adding the following:

Exhibit 4	Extension Agreement, dated as of May 15, 2012, by and between Sycamore Partners Management, L.L.C. and The Talbots, Inc.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: May 15, 2012

SYCAMORE PARTNERS, L.P.

By:	Sycamore Partners GP, L.L.C.
its General Partner

By:	Sycamore Partners MM, L.L.C.
its Managing Member

By:	/s/ Stefan L. Kaluzny
Stefan L. Kaluzny
Managing Member

SYCAMORE PARTNERS GP, L.L.C.

By:	Sycamore Partners MM, L.L.C.
its Managing Member

By:	/s/ Stefan L. Kaluzny
Stefan L. Kaluzny
Managing Member

SYCAMORE PARTNERS MM, L.L.C.

By:	/s/ Stefan L. Kaluzny
Stefan L. Kaluzny
Managing Member

/s/ Stefan L. Kaluzny
STEFAN L. KALUZNY

ALLIGATOR INVESTORS, L.L.C.

By:	Sycamore Partners, L.P.
its Managing Member

By:	Sycamore Partners, GP, L.L.C.
its General Partner

By:	Sycamore Partners MM, L.L.C.
its General Partner

By:	/s/ Stefan L. Kaluzny
Stefan L. Kaluzny
Managing Member

PANTHER INVESTORS, L.L.C.

By:	Sycamore Partners, L.P.
its Managing Member

By:	Sycamore Partners GP, L.L.C.
its General Partner

By:	Sycamore Partners MM, L.L.C.
its General Partner

By:	/s/ Stefan L. Kaluzny
Stefan L. Kaluzny
Managing Member

EXHIBIT INDEX

Exhibit	Description
4	Extension Agreement, dated as of May 15, 2012, by and between Sycamore Partners Management, L.L.C. and The Talbots, Inc.